

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 9, 2019

Jane Hamilton Nielsen
Chief Operating Officer and Chief Financial Officer
Ralph Lauren Corporation
650 Madison Avenue
New York, NY 10022

Re: Ralph Lauren Corporation
Form 10-K for the Fiscal Year Ended March 30, 2019
Filed May 16, 2019
File No. 001-13057

Dear Ms. Hamilton Nielsen:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Beverages, Apparel and Mining